July 10, 2020

Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Midwood Long/Short Equity Fund (File Numbers 811-21726, 333-123290)

Dear Mr. Foor:

On May 5, 2020, the 360 Funds (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) a post-effective amendment to its registration statement on Form N-1A (the “Registration Statement”). The purpose of the amendment was to update information regarding the new investment adviser to the Midwood Long/Short Equity Fund (the “Fund”). The Trust received comments from the staff on Wednesday, July 1, 2020, and this letter responds to those comments. For your convenience, I have included the comments in this letter along with the Trust’s response.

Summary Prospectus

1.	Significant market events have occurred as a result of the Covid-19 pandemic since the Trust filed the post-effective amendment. Please consider whether the Trust’s disclosures, including risk disclosures, should be revised based on how these events may affect the Fund and its investments. If the Trust believes no additional disclosure is warranted, please explain supplementally why not.

Response: The Trust has added the disclosure to Item 9.

2.	In the fee table, please remove the fee waiver and expense reimbursement line from the fee table since the Fund’s gross expenses are operating under the expense limit.

Response: The Trust has removed the line item.

3.	The staff notes that it appears that the Fund includes derivatives for purposes of meeting the 80% Policy under Rule 35d-1. Please confirm that the Fund is marking these positions to market prices daily under its fair value policy, and add relevant disclosure to the prospectus.

Response: The Trust confirms that derivative positions that are included in the 80% Policy are marked-to-market daily; it has added disclosure to the prospectus.

4.	On page 5 under the heading Performance, there is a duplicative phrase that says “by showing changes in the Fund’s performance from year to year over the periods indicated.” Please remove the duplicative language.

Mr. Jeff Foor

U.S. Securities and Exchange Commission

July 10, 2020

Response: The Trust has removed the duplicative language.

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Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Partner

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